2006-01-09

Dr. Ulrich Hauck

Bayer AG

Group Accounting and
Controlling

Head

Bldg. Q 26, 2.030
51368 Leverkusen

Deutschland

Phone       +49 214 30 37992
Fax           +49 214 30 34991
Ulrch.hauck.uh@bayer-ag.de

www.bayer.de

Board of Management:

Werner Wenning

Chairman of the Board:

Klaus Kühn

Wolfgang Plischke

Richard Pott

Chairman of the Supervisory
Board:

Manfred Schneider

Registered Office:

Leverkusen

Local Court Köln

HRB 48248

Mary Mast

Senior Accountant

Division of Corporation Finance

Mail Stop 6010

Securities and Exchange Commission

Washington, DC 20549

Dear Ms. Mast,

We refer to the telephone conversation you had today with our counsel Ward Greenberg of Cleary Gottlieb Steen & Hamilton LLP concerning the letter of the Division of Corporation Finance of the Securities and Exchange Commission dated December 27, 2006 (transmitted to us by facsimile on December 29, 2006) (the "Comment Letter") and our corporate timetable in the coming weeks.

He indicated that we would furnish a letter responding to the comments raised in the letter by no later than February 5, 2007, and earlier if possible. Should our response be completed other than with respect to a small portion of the comments in advance of that date, we understand that it should be possible to bifurcate our response, submitting the initial portion when ready and the final portion no later than February 5. We or Mr. Greenberg will advise you prior to any submission we plan to make on that basis.

While we understand the weight of the staff's workload during the first half of February, as you discussed with Mr. Greenberg, we appreciate any assistance the staff can provide in resolving the comments raised in the Comment Letter consistent with our reporting timetable.

Please do not hesitate to contact the undersigned at 011-49-214-30-81195 (office Dr. Hartwig) or 011-49-214-30-37992 (office Dr. Hauck) should you have any questions regarding the foregoing.

Sincerely,

/s/ Dr. Roland Hartwig Dr. Roland Hartwig General Counsel	/s/ Dr. Ulrich Hauck Dr. Ulrich Hauck Head of Group Accounting and Controlling